EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Eddie Heng
Tel: (852) 2555-5021	Tel: (65) 6547-2850
e-mail: cso@globalsources.com	e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Christiane Pelz & Moriah Shilton
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: cpelz@lhai.com

Global Sources Completes Sale of its Equity Stake
in HC International, Inc.
- Company records a realized gain of approximately US$2.0 million -

NEW YORK, Dec. 18, 2007– Global Sources Ltd. (NASDAQ:GSOL) (“Global Sources”) and its wholly-owned subsidiary, Trade Media Holdings Limited (“Trade Media Holdings”), today completed the sale of their entire equity stake in HC International, Inc. (SEHK 8292) (“HC”) to IDG Technology Venture Investment III, L.P. (“IDG”), pursuant to the Sale and Purchase Agreement announced on December 10th.  The total consideration for the 62,652,000 HC shares sold was approximately HK$96.2 million (representing HK$1.5352 per HC share) or approximately US$12.3 million (representing approximately US$0.1968 per HC share).

Global Sources and Trade Media Holdings, collectively, have now ceased to be a substantial shareholder of HC.

As a result of the HC share sale, Global Sources will record a realized gain of approximately US$2.0 million. This figure is the resulting book value after consideration for an impairment charge of approximately US$2.3 million on the HC investment, net of US$0.5 million received pursuant to indemnification obligations of the vendor under the purchase agreement for the HC investment recorded in the second quarter of 2007, and an impairment charge of US$743,000 on the HC investment recorded in the fourth quarter of 2006.

Global Sources’ Chief Operating Officer, John Craig Pepples, has also resigned as a non-executive director of HC.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 647,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 2 million products and more than 160,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and nine specialized trade shows which run 22 times a year across seven cities.

Suppliers receive more than 23 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 36 years. In mainland China it has over 2,000 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.